Filed pursuant to Rule 424(b)(7)

Registration No. 333-292647

Prospectus Supplement dated July 17, 2026

(To Prospectus dated January 23, 2026)

Virgin Galactic Holdings, Inc.

Common Stock

On January 9, 2026, Virgin Galactic Holdings, Inc. (the “Company”) filed a registration statement on Form S-3 (No. 333-292647) (the “Registration Statement”), including a prospectus (the “prospectus”), solely to register the resale of shares of its common stock, par value $0.0001 (the “Shares”), by certain shareholders that participated in its previously announced private placement on December 18, 2025 (the “Previously Announced Transactions”). The Registration Statement went effective on January 23, 2026.

This prospectus supplement is being filed solely to update and supplement the information in the Registration Statement, including to add new Selling Stockholders who have acquired Shares from existing Selling Stockholders, and does not register any additional Shares. All terms used and not defined herein shall have the same meaning(s) as in the prospectus.

As part of the Previously Announced Transactions, the Company repurchased on December 18, 2025 approximately $354.6 million in aggregate principal amount of its 2.50% Convertible Senior Notes due 2027 and, in privately negotiated transactions, issued approximately $212.5 million in aggregate principal amount of its 9.80% first lien notes due 2028 (the “Notes”) and warrants (the “Purchase Warrants”) to purchase, at an exercise price of $6.696 per share, up to approximately 31.7 million Shares. As required by the Registration Rights Agreement entered into in connection with the Previously Announced Transactions (the “Registration Rights Agreement”), the Company filed the Registration Statement to register the resale, from time to time, of up to 68,061,371 Shares by the selling stockholders identified in the prospectus (collectively with any of the holders’ transferees, pledgees, donees or successors, the “Selling Stockholders”), which consisted of (i) 31,734,751 Shares issuable to the Selling Stockholders upon the exercise of Purchase Warrants, and (ii) 36,326,620 Shares issuable to the Selling Stockholders upon a redemption by the Company of the Notes.

The Registration Statement, of which the prospectus and this prospectus supplement are a part, does not register the issuance and sale by the Company of any newly issued Shares or any other securities and the Company will not receive the proceeds of the sale of the common stock, if any, by the holders.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or used except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are paying for the cost of registering the Shares covered by the prospectus and this prospectus supplement as well as various related expenses. The Selling Stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of the Shares.

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SPCE.” On July 15, 2026, the last reported sale price of our common stock was $2.71 per share.

Investing in our common stock involves risks. You should read carefully and consider the risks referenced under “Risk Factors” beginning on page 5 of the prospectus, as well as the other information incorporated therein by reference, before making a decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

SELLING STOCKHOLDERS

The Shares being offered by the Selling Stockholders are those issuable to the Selling Stockholders upon redemptions by the Company of the Notes and upon exercise of the Purchase Warrants. For additional information regarding the issuance of the Shares, see “The Company—Private Placement” of the accompanying prospectus. We are registering the Shares in order to permit the Selling Stockholders to offer the Shares for resale from time to time. Except for the ownership of the Shares and Purchase Warrants and as otherwise described within the accompanying prospectus under “Certain Relationships with the Selling Stockholders,” the Selling Stockholders have not had any material relationship with us within the past three years.

In accordance with the terms of the Registration Rights Agreement with the Selling Stockholders, this prospectus supplement and the accompanying prospectus generally covers the resale of the sum of (i) the maximum number of shares of common stock issuable upon exercise of the Purchase Warrants issued pursuant to the Subscription Agreements (the “Subscription Agreements”), by and among the Company, the subsidiary guarantors party thereto and the Selling Stockholders, determined as if the Purchase Warrants were exercised in full as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreement, without regard to any limitations on the exercise of the Purchase Warrants, including the beneficial ownership limitations included therein, (ii) the maximum number of shares of common stock issuable upon required redemptions by the Company of the Notes, determined as if the full amount required to be redeemed under the indenture related to the Notes (the “indenture”) is made using shares of common stock only, without regard to any limitations on redemptions for common stock, including the beneficial ownership limitations included therein and (iii) 639,292 shares previously issued in connection with redemptions by the Company of such Selling Stockholders’ Notes that remain subject to the Registration Rights Agreement.

Under the terms of the Purchase Warrants, a Selling Stockholder may not exercise any portion of a Purchase Warrant to the extent such exercise for common stock would cause such Selling Stockholder, together with its Attribution Parties (as defined in the Purchase Warrants), to beneficially own a number of shares of common stock which would exceed a beneficial ownership limitation of 4.9% of our then outstanding common stock following such exercise. Upon at least 61 days’ prior notice from the holder to the Company, a holder may increase the applicable beneficial ownership limitation, but in no case above 9.9% of the number of shares of common stock outstanding immediately after giving effect to such exercise. Pursuant to the terms of the indenture, the Company may not issue common stock to a Selling Stockholder in connection with a redemption of the Notes to the extent that, after giving effect to such redemption, the Selling Stockholder, together with its Attribution Parties (as defined in the indenture) collectively would beneficially own in excess of 4.9% of our then outstanding common stock following such redemption.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of our common stock as provided to the Company by each of the Selling Stockholders and is current as of June 15, 2026, unless otherwise indicated below. For purposes of the table below, we have assumed that the Selling Stockholders will be able to sell in this offering all shares of common stock issued pursuant to the Subscription Agreements or upon the exercise of any Purchase Warrants issued to the Selling Stockholder without regard to any beneficial ownership limitations. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution” in the accompanying prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC based on 134,024,868 shares of common stock outstanding as of June 15, 2026. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we also deemed outstanding shares of common stock issuable upon the exercise of warrants or other convertible securities held by that Selling Stockholder that are exercisable or convertible within 60 days of June 15, 2026, including the warrants, but subject to any applicable beneficial ownership limitation. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for any Selling Stockholder named below.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (3)	Shares of Common Stock Beneficially Owned After Giving Effect to Offering (4)
	Number (1)	Percent (2)		Number	Percent (2)
Atlas Macro Master Fund, Ltd. (5)	1,252,986	*	1,450,336	—	—
Context Partners Master Fund, L.P. (6)	6,044,503	4.3%	11,933,228	—	—
DCIG Capital Master Fund LP (7)	1,596,325	1.2%	2,088,252	—	—
D. E. Shaw Cogence Portfolios, L.L.C. (8)	179,061	*	266,963	—	—

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (3)	Shares of Common Stock Beneficially Owned After Giving Effect to Offering (4)
	Number (1)	Percent (2)		Number	Percent (2)
D. E. Shaw Valence Portfolios, L.L.C. (9)	4,657,589	3.4%	5,732,338	577,197	*
The K2 Principal Fund L.P.(10)	895,011	*	1,726,416	—	—
Point72 Associates, LLC(11)	1,710,344	1.3%	869,657	840,687	*
Affiliates of Shaolin Capital Management, LLC (12)	7,102,237	4.9%	15,396,523	206,420	*
Verition Multi-Strategy Master Fund LTD(13)	510,752	*	667,998	—	—
Wolverine Flagship Fund Trading Limited(14)	3,752,837	2.7%	5,593,895	—	—

*	Less than 1%
(1)

Based on the information provided to the Company by the respective Selling Stockholders, includes the number of shares of common stock beneficially owned by the respective Selling Stockholders, as of June 15, 2026, including (i) shares of common stock, if any, beneficially owned unrelated to the Registered Direct Offering (as defined in the prospectus), (ii) shares of common stock and shares of common stock acquired upon exercise of the Pre-Funded Warrants (as defined in the prospectus), in each case, acquired in the Registered Direct Offering, taking into account the 4.9% beneficial ownership limitation to which the Pre-Funded Warrants are subject (the “Pre-Funded Warrants Beneficial Ownership Limitation”) and (iii) shares of common stock issuable upon exercise of the Purchase Warrants that became exercisable on June 18, 2026, taking into account the 4.9% beneficial ownership limitation (the “Purchase Warrants Beneficial Ownership Limitation”).

(2)

Applicable percentage of beneficial ownership is based on, as of June 15, 2026, (i) for column two of this table, 134,024,868 shares of our common stock outstanding plus, for each respective Selling Stockholder, the number of shares of common stock issuable upon exercise of its Purchase Warrants, and (ii) for column five of this table, 178,802,610 shares of our common stock outstanding, after giving effect to the issuance of all of the shares of common stock covered by this prospectus.

(3)

The number of securities in column “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus” of this table represents all of the shares of common stock that the Selling Stockholders may offer and sell from time to time under this prospectus, without regard to the ability of a Selling Stockholder to acquire such securities within 60 days and without regard to the Beneficial Ownership Limitations (as defined below), including (i) 29,593,922 shares of common stock issuable upon exercise of the Purchase Warrants that became exercisable on June 18, 2026, and are subject to the Purchase Warrants Beneficial Ownership Limitation, (ii) 15,183,819 shares of common stock issuable in connection with redemptions made by the Company of such Selling Stockholder’s Notes, which are subject to a 4.9% beneficial ownership limitation (the “Notes Redemption Beneficial Ownership Limitation”, and together with the Pre-Funded Warrants Beneficial Ownership Limitation and the Purchase Warrants Beneficial Ownership Limitation, the “Beneficial Ownership Limitations”) and (iii) 639,292 shares previously issued in connection with redemptions by the Company of such Selling Stockholders’ Notes that remain subject to the Registration Rights Agreement.

(4)

Based on the information provided to the Company by the respective Selling Stockholders, represents the number of shares of common stock that will be beneficially owned by the applicable Selling Stockholder after completion of this offering based on the assumptions that (a) all of the common stock underlying the Purchase Warrants and all of the common stock issuable upon a redemption by the Company of the Notes registered for resale by the registration statement of which this prospectus is part will be sold, and (b) no other shares of common stock are acquired or sold by such Selling Stockholder prior to completion of this offering. However, such Selling Stockholder is not obligated to sell all or any portion of the shares of our common stock offered pursuant to this prospectus.

(5)

Column one of this table consists of 1,252,986 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholder, Balyasny Asset Management L.P. is the investment adviser of Atlas Macro Master Fund, Ltd. Dmitry Balyasny, via intermediate entities, manages Balyasny Asset Management L.P. and has voting and investment control over the securities owned by the Selling Stockholder. Dmitry Balyasny may be deemed to beneficially own the shares owned by the Selling Stockholder. The address of the Selling Stockholder is 444 West Lake Street, 50th Floor, Chicago, IL 60606.

(6)

Column one of this table consists of 6,044,503 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholder, voting and investment power over the securities held by Context Partners Master Fund, L.P. resides with Context Capital Management, LLC, its investment advisers, and its Chief Investment Officer, Charles E. Carnegie. The address of the Selling Stockholder is 7724 Girard Ave, Suite 300, La Jolla, CA, 92037.

(7)

Column one of this table consists of 1,596,325 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholder, DeepCurrents Investment Group LLC, as the investment manager of DCIG Capital Master Fund LP, may be deemed to have voting rights and investment control over these securities. Steve Zheng, through ownership of the general partner of the sole member of DeepCurrents Investment Group LLC may be deemed to have voting and investment control with respect to the securities. DeepCurrents Investment Group LLC and Mr. Zheng disclaim beneficial interest over these securities except to the extent of their actual pecuniary interests therein. The address of the Selling Stockholder is 575 5th Avenue, 21st Floor, New York, 10017.

(8)

Column one of this table consists of 179,061 shares of common stock that D. E. Shaw Cogence Portfolios, L.L.C. has the right to acquire upon the exercise of Purchase Warrants (hereinafter referred to as the “DES CP Subject Shares”). D. E. Shaw Cogence Portfolios, L.L.C. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DES CP Subject Shares directly owned by it. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of D. E. Shaw Cogence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the DES CP Subject Shares held by D. E. Shaw Cogence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of D. E. Shaw Cogence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES CP Subject Shares. Edwin Jager, Maximilian Stone, Adam Deaton and Anoop Prasad, or their designees, exercise voting and investment control over such DES CP Subject Shares on DESCO LP’s and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES CP Subject Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES CP Subject Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of such DES CP Subject Shares. Dr. David E. Shaw does not own any shares of the Company directly. By virtue of Dr. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of Dr. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES CP Subject Shares and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such DES CP Subject Shares. Dr. Shaw disclaims beneficial ownership of such DES CP Subject Shares. The address of D. E. Shaw Cogence Portfolios, L.L.C. is c/o D. E. Shaw & Co., L.P., Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

(9)

Column one of this table consists of (i) 829,023 shares of common stock beneficially owned by D. E. Shaw Valence Portfolios, L.L.C., (ii) 162,200 shares of common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of listed call options, and (iii) 3,666,366 shares of common stock that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire upon the exercise of Purchase Warrants (hereinafter referred to collectively as the “DES VP Subject Shares”). D. E. Shaw Valence Portfolios, L.L.C. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DES VP Subject Shares directly owned by it. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the DES VP Subject Shares held by D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES VP Subject Shares. Edwin Jager, Maximilian Stone, Adam Deaton and Anoop Prasad, or their designees, exercise voting and investment control over such DES VP Subject Shares on DESCO LP’s and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES VP Subject Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES VP Subject Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of such DES VP Subject Shares. Dr. David E. Shaw does not own any shares of the Company directly. By virtue of Dr. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of Dr. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, Dr. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such DES VP Subject Shares and, therefore, Dr. Shaw may be deemed to be the beneficial owner of such DES VP Subject Shares. Dr. Shaw disclaims beneficial ownership of such DES VP Subject Shares. The address of D. E. Shaw Valence Portfolios, L.L.C. is c/o D. E. Shaw & Co., L.P., Two Manhattan West, 375 Ninth Avenue, 52nd Floor, New York, NY 10001.

(10)

Column one of this table consists of 895,011 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholder, Todd Sikorski, President of K2 & Associates Investment Management, Inc., Manager of The K2 Principal Fund L.P., may be deemed to beneficially own the shares owned by the Selling Stockholder. The address of the Selling Stockholder is 2 Bloor Street West, Suite 801, Toronto, Ontario M4W 3E2 Canada.

(11)

Column one of this table consists of (i) 777,328 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants and (ii) 933,016 shares of common stock beneficially owned by the Selling Stockholder.

Based on information provided to the Company by the Selling Stockholder, Point72 Asset Management, L.P. maintains investment and voting power with respect to the securities held by certain investment funds it manages, including Point72 Associates, LLC. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management, L.P. Mr. Steven A. Cohen controls each of Point72 Asset Management, L.P. and Point72 Capital Advisors, Inc. By reason of the provisions of Rule 13d-3 of the Exchange Act, each of Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., and Mr. Cohen may be deemed to beneficially own the securities held by Point72 Associates, LLC. Each of Point72 Asset Management, L.P., Point72 Capital Advisors, Inc., and Mr. Cohen disclaims beneficial ownership of any such securities. The address of the Selling Stockholder is 72 Cummings Point Road, Stamford, CT 06902.
(12)

Column one of this table consists of the following shares of common stock held by Selling Stockholders affiliated with Shaolin Capital Management, LLC (“Shaolin Capital Management”): (i) an aggregate of 56,151 shares of common stock held by Beacon 1 SP, a segregated portfolio of Fortress Beacon SPC (“Beacon 1”); (ii) 2,412,932 shares of common stock that Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC (“Partners”) has the right to acquire upon the exercise of Purchase Warrants and an aggregate of 30,747 shares of common stock held by Partners; (iii) 1,158,601 shares of common stock that Eagle Harbor Multi-Strategy Master Fund Limited (“Eagle”) has the right to acquire upon the exercise of Purchase Warrants; (iv) 4,671,893 shares of common stock that Shaolin Capital Partners Master Fund, Ltd. (“Master”) has the right to acquire upon the exercise of Purchase Warrants and an aggregate of 80,261 shares of common stock held by Master; (v) 1,775,238 shares of common stock that MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 214”) has the right to acquire upon the exercise of Purchase Warrants and an aggregate of 39,261 shares of common stock held by MAP 214; and (vi) 900,089 shares of common stock that MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP 204”) has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholders, Shaolin Capital Management is the investment advisor of Master. David Puritz and Michael Jester are the general partners of Shaolin Capital Management and serve as the sub investment advisor to Partners, Master, MAP 214, MAP 204, Beacon 1 and Eagle. Mr. Puritz and Mr. Jester have voting and investment control over the shares held by each of Partners, Master, MAP 214, MAP 204, Beacon 1 and Eagle and disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The address of the Selling Stockholder is 230 NW 24th Street, Suite 603, Miami, FL 33127.

(13)

Column one of this table consists of 510,752 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholder, Verition Fund Management, LLC, as the investment manager of Verition Multi-Strategy Master Fund Ltd., may be deemed to have voting and investment control over these securities. Nicholas Maounis through ownership of the managing member of Verition Fund Management LLC may be deemed to have voting and investment control with respect to these securities. Verition Fund Management LLC, its managing member and Mr. Maounis disclaim beneficial ownership over these securities, except to the extent of their pecuniary interest therein. The address of the Selling Stockholder is One American Lane, Greenwich, CT 06831.

(14)

Column one of this table consists of 3,752,837 shares of common stock that the Selling Stockholder has the right to acquire upon the exercise of Purchase Warrants. Based on information provided to the Company by the Selling Stockholder, Wolverine Asset Management, LLC is the investment manager of Wolverine Flagship Fund Trading Limited and has voting and investment power over the shares held by Wolverine Flagship Fund Trading Limited. Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Holdings, LLC, which is the sole member and manager of Wolverine Asset Management, LLC. Each of Robert R. Bellick and Christopher L. Gust, Wolverine Holdings, LLC and Wolverine Asset Management, LLC disclaims beneficial ownership of these shares. The address of the Selling Stockholder is Wolverine Asset Management, LLC, as manager of Wolverine Flagship Fund Trading Limited, 175 West Jackson Boulevard, Suite 340, Chicago, IL 60604.